Vitro Biopharma, Inc.

3200 Cherry Creek Drive South, Suite 410

Denver, CO 80209

August 29, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson and Alan Campbell

Re:	Vitro Biopharma, Inc.
Amendment No. 11 to Registration Statement on Form S-1
Filed August 23, 2024
File No. 333-267366

Dear Ms. Dickerson and Mr. Campbell:

Vitro Biopharma, Inc. (the “Company,” or “we”), is submitting this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 29, 2024, relating to the above-referenced Registration Statement on Form S-1. For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Amendment No. 11 to Registration Statement on Form S-1

Prospectus Summary

Note Transactions in 2022, 2023 and 2024, page 8

1.	We note your response to prior comment 2. Please tell us whether there is still a possibility that all or a portion of the Consolidated Note could be converted into 200% of the shares issuable thereunder at the assumed conversion price. To the extent this option could potentially be exercised following the consummation of this offering, please revise your disclosure to describe this feature.

Response:

The conversion price under the Consolidated Note is equal to the Liquidity Event Price (as defined under the Consolidated Note) multiplied by the Discount (which is equal to 0.60) (provided that, that if no Liquidity Event will have occurred by the maturity date then the conversion price will be the amount obtained by dividing (i) $95,000,000 by (ii) the number of shares of common stock outstanding on such date calculated on a fully-diluted basis).

The Liquidity Event Price under the Consolidate Note is defined as the offering price per share (in the case of any IPO) or direct listing price per share (in the case of a direct listing). Accordingly, the Liquidity Event Price will be equal to the public offering price in this offering, and the conversion price will be equal to 0.60 times the public offering price per share in this offering.

The letter agreement, dated July 16, 2024 (the “Target Agreement”), between the Company and the holder of the Consolidated Note required that the Company register for resale “200% of the number of Conversion Shares not mandatorily redeemed under the Consolidated Note.” Accordingly, the Company’s prior amendment to the registration statement contemplated the registration for resale of 200% of the number of shares issuable upon conversion of the Consolidated Note at an assumed conversion price based on 60% of the assumed public offering price under the registration statement. (The holder of the Consolidated Note has since agreed to waive such registration rights, and the resale prospectus was removed from the registration statement.) The contemplated registration of 200% of the number of conversion shares in the prior registration statement amendment was based solely on the terms of the Target Agreement; the number of shares actually issuable under the Consolidated Note will be based on 100% of the actual conversion price of the Consolidated Note, which, as noted above, will be (assuming completion of this offering prior to October 16, 2024) 0.60 times the public offering price per share in this offering.

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The Company respectfully notes that the material terms of the Consolidated Note, including the maturity date and the conversion price, and the related risk to the Company of conversions thereunder following maturity, are disclosed in the registration statement and that the Consolidated Note is incorporated by reference as an exhibit to the registration statement. Accordingly, the Company believes no further disclosure regarding the Consolidated Note is required in the registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact our outside counsel by phone at 212-398-2742 or by email at jcahlon@srfc.law.

Very truly yours,

/s/ Christopher Furman
Name:	Christopher Furman
Title:	Chief Executive Officer

cc:	Jeff Cahlon

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